

Mail Stop 3720

June 5, 2009

Mr. Govi Rao
Chairman and Chief Executive Officer
Lighting Science Group Corporation
120 Hancock Lane
Westampton, NH 08060

> **Re: Lighting Science Group Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 3, 2009**
> **File No. 0-20354**

Dear Mr. Rao:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 71.4% of the outstanding shares of your common stock as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder's relationship to the company. Please also explain how the stockholders' consent was obtained in a manner that was exempt from the proxy solicitation rules.

2. It appears that the amendments to your certificate of incorporation are necessary in order to conduct a rights offering.   Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the rights offering, including the disclosure under Items 11 and Item 13(a) of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

*   *   *   *   *

As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,
/s

Celeste M. Murphy
Legal Branch Chief